September 21, 2012
Via E-mail and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall
Mr. Kevin Dougherty
Mr. Timothy S. Levenberg
Ms. Andri Boerman
Mr. Ethan Horowitz

Re:	U.S. Well Services, LLC Confidential Draft Registration Statement on Form S-4 Submitted August 6, 2012 CIK No. 0001543450
Ladies and Gentlemen:
This letter is in response to your letter dated September 6, 2012, to U.S. Well Services, LLC (the “Company”) transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Confidential Draft Registration Statement on Form S-4 (the “Initial Draft”). For your convenience, each response is preceded by the Staff’s comment to which the response relates. The Company is also sending to the Staff, by Federal Express, five (5) copies of the second Confidential Draft Registration Statement on Form S-4, as submitted to the Commission under the confidential submission process provided by Section 6(e) of the Securities Act of 1933 (the “Second Draft” and, collectively with the Initial Draft, the “Registration Statement”), marked to show changes from the Initial Draft.
General

1.
Comment. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited

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investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.
Response. The Company respectfully advises the Staff that because the Registration Statement relates to an exchange offer with existing holders of the Company’s 14.50% Senior Secured Notes due 2017 (the “Notes”), the Company has not and does not anticipate that it will engage in any test the water oral or written communications with such existing holders as contemplated by Section 5(d) of the Securities Act of 1933. The Company further advises the Staff that Section 2(a)(3) of the Securities Act of 1933 is not applicable to the exchange offer contemplated by the Registration Statement as the exchange offer does not relate to common equity securities of the Company.

2.
Comment. At page 76, you disclose that you will pay interest on the notes by increasing the principal amount of the outstanding notes. Revise to clarify whether the PIK Interest you describe was in fact paid on August 15, 2012, or explain when that payment will be made.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on pages 4, 10, 50, 85, F-26 and F-33 to indicate that the Company has made the August 15, 2012 payment-in-kind (“PIK”) interest payment.

3.
Comment. It also appears that you have not registered these additional notes in this registration statement. Therefore, please make clear where you discuss this payment that the additional notes are not included as part of this offering, or explain how they are included. With regard to the PIK issuance, please explain the basis for any expected exemption from the registration requirements of the Securities Act for those securities.

Response. As described above in the Company’s response to Comment No. 2, the Company has revised its disclosure in the Second Draft on pages 4, 10, 50, 85, F-26 and F-33 to indicate that the Company has made the PIK interest payment. The Company has also revised its disclosure in the Second Draft on pages 4 and F-33 to register an additional $4,480,706 aggregate principal amount of Notes issued in connection with the PIK interest payment. These revisions also reflect the fact that the Company repurchased and cancelled $21,066,046 aggregate principal amount of Notes ($22,500,000 including accrued and unpaid interest) pursuant to its Second Contract Repurchase Offer, as described in the Second Draft on pages 5, 52, 103 and F-33. As the Notes do not contemplate any further PIK interest payments, the Company does not expect that the aggregate principal amount of Notes registered pursuant to the Registration Statement will change.

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Summary, page 1
Our Company, page 3

4.
Comment. If you retain the assertion that you believe you “will have a competitive advantage due to the high performance and durability of our equipment and our ability to support high asset utilization rates that result in more efficient operations,” provide us with independent support for these points. In this regard, you only began operations with your new equipment several months ago. Moreover, we note your risk factor on page 21 regarding your limited operating history, your risk factor on page 26 that discloses that your industry is highly competitive, and your disclosure on page 61 regarding your various competitors. If you provide third party documents to support the claims, please mark the relevant portions and include a key that indicates where in each document support appears for each particular assertion.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on pages 3, 49 and 53 to delete the disclosure referenced in the Staff’s comment.

5.
Comment. Similarly, if you retain the assertion at page 58 that the units you describe are “the most reliable and tested hydraulic fracturing equipment available,” please provide us with independent support for the claim.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on page 66 to delete the disclosure referenced in the Staff’s comment.
Recent Developments, page 3

6.
Comment. We note that you refer to your Series B, Series C, and Series D units as your common equity interests. Please explain at an appropriate place in the prospectus the particular attributes of each series. For example, you state at page F-19 that payment of the redemption price to Series A Unit holders “shall occur before any distribution is made to the holders of the Series B, C or D Units,” but there is not a clear explanation regarding any relative rights among the B, C and D Units.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on pages 3 and F-30 to provide a brief description of the relative rights among the Series B, C and D Units and to refer the reader to a more detailed description in the Company’s financial statements.
The Exchange Offer, page 6

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7.	Comment. Make clear that if you waive a condition for one participant in the exchange, you must waive that condition for all participants.
Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on pages 7, 38 and 44 to indicate that, if the Company waives any defect, irregularity or condition of tender as to any particular Note, such waiver shall apply to all Notes tendered in connection with the exchange offer.

8.
Comment. Under the Exxon Capital line of letters, the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the Expiration Date, as extended.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on pages 7 and 38 to indicate the latest date on which the exchange offer will expire, which will be no later than forty (40) days after the date it commenced.
Risk Factors, page 12

9.
Comment. Please revise your risk factors to delete the generic statement that there is “no assurance” of an outcome or that you “cannot assure” your investors of various items. Also eliminate text which mitigates the risk you present, including some clauses which begin “Although.” Instead, state the resulting risk plainly and directly.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Risk Factors section of the Second Draft to modify the risk factors to delete the generic statement that there is “no assurance” of an outcome or that the Company “cannot assure” its investors of various items, as well as to eliminate any text that mitigates the risks presented.

10.
Comment. Eliminate from the Risk Factors section any discussion of the consequences of not exchanging old notes. To the extent you believe the discussion is material you may include it elsewhere in the document. For example, the discussion under “If you do not properly tender your old notes” more appropriately belongs on page 43 or elsewhere.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on page 14 to remove any discussion of the consequences of not exchanging old notes.
The Exchange Offer, page 34

11.	Comment. Please revise your disclosure to provide information regarding the liquidated damage penalties described in the registration rights agreement related to your unit offering.

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In addition, please tell us how you considered the disclosure requirements per FASB ASC 825-20-50.
Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on pages 36-38 to describe the liquidated damage penalties described in the registration rights agreement. In addition, the Company has revised its disclosure in the Second Draft on page F-28 to provide the disclosures under FASB ASC 825-20-50.
Procedures for Tending, page 35
Acceptance of Old Notes for Exchange; Issuance of Exchange Notes, page 38

12.
Comment. You disclose that you will accept, promptly after expiration time, all old notes properly tendered, and that you will issue the exchange notes promptly after acceptance. Please revise to state that you will issue the new notes promptly after expiration rather than acceptance. See Exchange Act Rule 14e-1(c).

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on page 42 to state that the Company will issue the new notes promptly after expiration rather than acceptance.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45
Outlook, page 50

13.
Comment. You disclose that increased drilling in unconventional basins, particularly liquids-rich formations, has been a trend that has increased the demand for your services. However, at present, we note that you are only contracted to provide services to Antero Resources, LLC, in the Marcellus Shale in Ohio, West Virginia, New York and Pennsylvania. We note that the Marcellus shale is primarily a natural gas formation, and as you disclose in a risk factor on page 27, the recent decline in natural gas prices has resulted in reduced drilling activity in natural gas shale plays. If it is a known trend, please disclose the impact, if any, that you expect depressed natural gas might have on the demand for your services.

Responses. In response to the Staff’s comment, the Company supplementally advises the Staff that it does not expect depressed natural gas prices to have a material impact on the near-term demand for its services due to Antero’s existing favorable natural gas hedges as disclosed on page 66 of the Second Draft under “Existing Service Contract.”
Business, page 57
Current Contracts, page 57

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14.
Comment. Clarify why you provided a price adjustment to Antero fewer than two months after the first units were delivered to Stewart & Stevenson, particularly if you are one of only a few providers in the region capable of providing the specialized services you describe.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on pages 53 and 65 to add disclosure relating to the price adjustment that was already contained in the Initial Draft (see pages 5 and 51 of the Second Draft).
Purchase Agreement – Second Hydraulic Fracturing Fleet, page 58

15.
Comment. Please clarify precisely what will comprise the second fleet. For example, discuss how it will differ from the units that make up your first hydraulic fracturing fleet. In this regard, we note your disclosure on page 59 that your business strategy is to employ a standardized Stewart & Stevenson fleet.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on pages 5, 51, 54, 64, 65 and F-33 to clarify what will comprise the second fleet.
Industry Overview, page 58

16.
Comment. You disclose that there has been a dramatic increase in the development of shale formations in the U.S. resulting in a significant increase in horizontal drilling activity. Please discuss if there has been a divergence of activity in natural gas plays versus that of oil in recent years, in response to depressed natural gas prices.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on page 66 to discuss the decrease in activity in dry natural gas formations and the corresponding increase in activity in oil or liquid rich formations.

17.
Comment. Please provide independent support for your statements that you have “one of only three fleets” in the Marcellus Shale capable of handling pressures greater than 10,000 PSI, and that you are the “first operator” in the Marcellus Shale utilizing advanced chemical equipment allowing on-site storage and extremely accurate usage.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on page 66 to delete the disclosure referenced in the Staff’s comment.
Management, page 65

18.
Comment. In a risk factor on page 22, you disclose that certain of your managers, sponsors and members are not required to commit their full time to your affairs. Please disclose the percentage of professional time that each of your executive officers is expected to devote

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to your business. Also revise for each individual the sketches you provide, in order to eliminate gaps in your discussion of the most recent five years.
Response. In response to the Staff’s comment, the Company supplementally advises the Staff that it expects each of its executive officers to devote 100% of their time to the Company’s business.
In addition, the Company has revised its disclosure in the Second Draft on pages 24 and 80 to reflect that the term “Managers” refers to members of the Company’s board of managers, and to revise the biographies of the Company’s executive officers and the members of the board of managers on pages 73-75 in order to eliminate gaps in the discussion of the most recent five (5) years.
Index to Financial Statements, page F-1
General

19.	Comment. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.
Response. In response to the Staff’s comment, the Company has updated the financial statements to include the information required by Rule 8-08 of Regulation S-X.
Report of Independent Registered Public Accounting Firm, page F-2

20.	Comment. Please obtain a revised audit report from your independent accountant which indicates the city and state where the report was issued. Refer to Rule 2-02(a) of Regulation S-X.
Response. In response to the Staff’s comment, the Company has provided an updated report on page F-2 from its independent accountant that indicates the city and state where such report was issued.
Note 5 – Redeemable Series A Units, page F-19

21.
Comment. We note your disclosure stating that your equity sponsor purchased 600,000 Series A Units for approximately $30 million in February 2012. We also note your disclosure per page F-15 of your submission stating that your equity sponsor made a $30 million investment in exchange for 600,000 Series A Units and 600,000 Series B Units. Please revise to provide consistent disclosure regarding this investment.

Response. In response to the Staff’s comment, the Company has revised its disclosure in the Second Draft on page F-26 to provide consistent disclosure regarding the investment referenced in the Staff’s comment.

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Exhibits
Exhibit 10.1

22.	Comment. We are in receipt of your request for confidential treatment, and any comments relating to that request will be provided for in a separate letter.
Response. The Company respectfully acknowledges the Staff’s comment.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope the foregoing materials are responsive to the Staff’s comments. Please call me at (832) 562-3730 with any additional comments or questions you may have.
Very truly yours,
/s/ Brian Stewart
Brian Stewart
President and Chief Executive Officer